Exhibit 19

SECURITIES TRADING POLICY

I.Introduction and Purpose

This Securities Trading Policy (the “Policy”) describes the standards concerning the handling of nonpublic information relating to Latham Group, Inc. and its subsidiaries (the “Company”) and the buying and selling of securities of the Company.

The purchase or sale of, or other transactions in, publicly traded securities of the Company while you are aware of material nonpublic information of the Company, or the disclosure of material nonpublic information of the Company to others who then trade in publicly traded securities of the Company, is prohibited by the federal securities laws.

The federal securities laws impose liability not only on persons who trade, or tip inside information to others who trade, but on companies and other controlling persons who fail to take reasonable steps to prevent insider trading by company employees. As a result, if we do not take active steps to adopt preventive policies and procedures covering securities trades by personnel (including service providers) of the Company, the consequences could be severe.

We are adopting this Policy to avoid even the appearance of improper conduct by anyone employed by or associated with the Company (not just so-called “insiders”). We have all worked hard over the years to establish our reputation for integrity and ethical conduct. We cannot afford to have that reputation damaged.

II.Persons Affected and Prohibited Transactions

The general prohibitions of this Policy apply to all directors, officers and employees of the Company, while the restrictions set forth in Part V (blackout periods) and Part VI (pre-clearance) apply only to directors, executive officers and certain designated officers and employees. If you are unsure whether you are subject to the restrictions set forth in Parts V or VI, please contact the Company’s General Counsel or such person’s designee (the “Pre-Clearance Officer”).

The same restrictions described in this Policy also apply to your spouse, minor children and anyone else living in your household, partnerships in which you are a general partner, trusts of which you are a trustee, estates of which you are an executor and investment funds or other similar vehicles or persons with which you are affiliated or control (collectively “Related Parties”). You are responsible for compliance with this Policy by your Related Parties.

For purposes of this Policy, references to “trading” or to “transactions” include purchases or sales of Company stock, bonds, options, puts and calls, derivative securities based on securities of the Company, gifts of Company securities, loans of Company securities, hedging transactions involving or referencing Company securities, contributions of Company securities to a trust, sales of Company stock acquired upon the exercise of stock options or stock appreciation rights, broker-assisted cashless exercises of stock options or stock appreciation rights, market sales to raise cash to fund the exercise of stock options or stock appreciation rights, and trades in Company stock made under an employee benefit plan, such as a 401(k) plan.

To the extent any matter requires approval of the Pre-Clearance Officer, any consent matter requested by the Company’s General Counsel must be approved by the Company’s Chief Financial Officer or such person’s designee.

III.Policy Statement

If you possess material nonpublic information (as further discussed below) relating to the Company, neither you nor any Related Party:

●	may effect transactions in securities of the Company (other than pursuant to a pre-arranged trading plan that complies with Rule 10b5-1 (“Rule 10b5-1”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as described in Part VII below) or engage in any other action that takes advantage of that information;
●	may pass that information on to any person outside the Company, except as permitted under applicable Company policies and procedures;
●	suggest or otherwise recommend that any person effect a transaction in securities of the Company or engage in any other action that takes advantage of that information; or
●	assist anyone engaged in any of the foregoing activities.

This Policy will continue to apply after termination of employment to the extent that you are in possession of material nonpublic information at the time of termination. In such case, no transaction in securities of the Company may take place until the information becomes public or ceases to be material.

This Policy also applies to information, obtained in the course of employment with, or by serving as a director of, the Company, relating to any other company, including:

●	our customers or suppliers;
●	any entity with which we may be negotiating a major transaction or business combination; or
●	any entity as to which we have an indirect or direct control relationship or a designee on the board of directors (or equivalent thereof).

Neither you nor any Related Party may effect transactions in the securities of any such other company while in possession of material nonpublic information concerning such company that was obtained in the course of employment with the Company.

Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure) are no exception. Even the appearance of an improper transaction must be avoided to preserve our reputation for adhering to the highest standards of conduct.

Material Information. “Material information” is any information that a reasonable investor would consider important in a decision to effect a transaction in securities of the Company (including any buy, sell or hold determination). In short, any information that could reasonably affect the price of such securities. Either positive or negative information may be material. Common examples of information that will frequently be regarded as material are:

●	projections of future earnings or losses, or other guidance concerning earnings or losses, or confirmation of such projections or guidance;
●	the fact that earnings are inconsistent with consensus expectations;
●	a probable financial restatement, or a significant financial statement impairment or write-off;
●	the results of performance-based compensation plans;
●	a pending or proposed merger, joint venture, acquisition, tender offer, or investment;
●	a significant purchase or sale of assets or the disposition of a subsidiary or business unit;
●	financings;
●	changes in credit ratings;
●	changes in dividend policies or the declaration of a stock split or the offering of additional securities (including any new classes of securities);
●	share repurchase programs, including the initial adoption of, amendment to or termination of an authorized repurchase program (including the terms thereof) or any related Rule 10b5-1 trading plans, and any trading instructions provided to a broker (whether pursuant to a plan or otherwise);
●	changes in senior management or other key employees;
●	significant new products or services;

●	significant legal or regulatory exposure due to a pending or threatened lawsuit or investigation;
●	impending bankruptcy or other financial liquidity problems;
●	a breach or unauthorized access of property or assets, including a material cyber incident that has not been disclosed;
●	a significant disruption of operations or reduction in force;
●	changes in legislation affecting our business; and
●	the gain or loss of a substantial customer or supplier, or a material change in business with a substantial customer or supplier.

20-20 Hindsight. Remember, if your transaction in securities of the Company becomes the subject of scrutiny, it will be viewed after-the-fact with the benefit of hindsight. As a result, before engaging in any transaction you should carefully consider how regulators and others might view your transaction in hindsight.

Tipping Information to Others. Whether the information is proprietary information about the Company or other information that could have an impact on the price of the Company’s securities, you must not pass the information on to others. Penalties will apply whether or not you derive, or even intend to derive, any profit or other benefit from another’s actions.

When Information is Public. You may not trade on the basis of material information that has not been broadly disclosed to the marketplace, such as through a Company press release on a broadly accessible news service or a Company filing with the U.S. Securities and Exchange Commission (the “SEC”), and the marketplace has had time to absorb the information. The fact that rumors, speculation or statements attributed to non-Company sources are public is insufficient to be considered widely disseminated even when the information is accurate. As a general rule, information should not be considered fully absorbed by the marketplace until the end of the second business day after the information is released. Thus, if information is released on a Monday, trading should not take place until Thursday. However, if the information in question is contained in a regular quarterly earnings release and the release is issued prior to the opening of the market on a given day, trading may take place on the second business day following the day of release.

Transactions under Company Plans or With Company. Although this Policy does not generally apply to the exercise of employee stock options or stock appreciation rights (other than cashless exercises as described below) or the Company withholding shares to satisfy tax withholding requirements, it does apply to the sale of common stock received upon exercise. This Policy applies however to the sale as part of a broker-assisted cashless exercise of a stock option or stock appreciation right, and the market sale for the purpose of raising cash to fund the exercise of a stock option or stock appreciation right or to pay taxes. This Policy also applies to the following elections under a 401(k) plan (if and when the Company makes Company securities an investment alternative under our 401(k) plan):

●	increasing or decreasing periodic contributions allocated to the purchase of Company securities;
●	intra-plan transfers of an existing balance in or out of Company securities;
●	borrowing money against the account if the loan results in the liquidation of any portion of Company securities; and
●	pre-paying a loan if the pre-payment results in allocation of the proceeds to Company securities.

Confidentiality Obligations. The restrictions set forth in this Policy are designed to avoid misuse of material nonpublic information in violation of the securities laws. These restrictions are in addition to, and in no way alter, the general obligations that each director, officer and employee of the Company has to maintain the confidentiality of all confidential or proprietary information concerning the Company and its business, as well as any other confidential information, that may be learned in the course of service or employment with the Company. No such information is to be disclosed to any other person in the Company, unless that person has a clear need to know that information, and no such information may be disclosed to any third parties, except as required or otherwise contemplated by your function or position.

You should take precautions to prevent the unauthorized disclosure or other misuse of such information by maintaining files securely, avoiding discussions of such information in public and taking extra care when distributing such information electronically.

IV.Additional Prohibited Transactions

Because we believe it is improper and inappropriate for any person to engage in short-term or speculative transactions involving the Company’s securities, directors, officers and employees of the Company, and their Related Parties, are prohibited from engaging in any of the following activities with respect to securities of the Company:

●	Purchases of securities of the Company on margin. You may not purchase securities of the Company on margin or pledge, or otherwise grant a security interest in, securities of the Company in margin accounts.
●	Short sales (i.e., selling stock you do not own and borrowing the shares to make delivery). The SEC effectively prohibits directors and officers from selling Company securities short. This Policy is simply expanding this prohibition to cover all employees.

●	Buying or selling puts, calls, options or other derivatives in respect of securities of the Company. This prohibition extends to any instrument whose value is derived from the value of any securities (e.g., common stock) of the Company.

Directors, executive officers and other employees, and their designees, are prohibited from purchasing any financial instruments (including prepaid variable forward contracts, equity swaps, collars and exchange funds) or otherwise engaging in transactions that are designed to or have the effect of hedging or offsetting any decrease in the market value of the Company’s equity securities whether they are (1) granted to you by the Company as part of your compensation; or (2) otherwise held, directly or indirectly, by you.

Although the Company is not prohibiting standing or limit orders, you should use extreme caution if you engage in standing or limit orders (other than as established in connection with a Rule 10b5-1 plan as described in Part VII below) since you might become aware of material nonpublic information after establishing an order. This could lead to inadvertent trading while in possession of material nonpublic information.

V.	Blackout Periods – For Directors, Executive Officers and Certain Other Personnel with Access to Material Nonpublic Information

The Company’s announcement of quarterly financial results and earnings guidance has the potential to have a material impact on the market for the Company’s securities. Therefore, in order to avoid any appearance that its directors, officers, employees and other insiders are trading while aware of such material nonpublic information, all directors, executive officers and certain other persons who are or may be expected to be aware of quarterly financial results and earnings guidance of the Company are subject to quarterly blackouts on trading.

The Company has established the following “blackout periods” in relation to the publication of its annual and quarterly results and earnings guidance: (a) the period commencing two weeks prior to the end of its fiscal year and ending on and including the second trading day after public announcement of the Company’s annual financial results; (b) the period commencing two weeks prior to the end of each of its fiscal quarters and ending on and including the second trading day after public announcement of the Company’s financial results for such quarter; and (c) for directors, executive officers and other employees, to the extent and during the periods as the Pre-Clearance Officer may direct, including as required by Section 306 of the Sarbanes-Oxley Act of 2002 or its implementing regulations. For clarity for (a) and (b), if the information in question is contained in a regular quarterly or annual earnings release and the release is issued prior to the opening of the market on a given day, trading may take place on the second business day following the day of release.

During these blackout periods, the following persons and their Related Parties are prohibited from effecting transactions in securities of the Company (except as otherwise expressly provided below):

●	directors and their secretaries and other assistants;
●	executive officers and their secretaries and other assistants; and
●	any other person designated by the Pre-Clearance Officer.

You should be aware that the blackout periods described above may be modified by the Company at any time. In addition, the Company may from time to time determine that effecting transactions in securities of the Company is inappropriate at a time that is outside the blackout periods and, accordingly, may notify you of additional closed periods at any time. For example, a short blackout period may be imposed shortly before issuance of interim earnings guidance. Those subject to blackout period requirements will receive notice of any modification by the Company of the closed period policy or of any additional prohibition on trading during a non-blackout period. Persons subject to the blackout period restrictions who terminate their employment with the Company during a blackout period will remain subject to the restrictions until the end of such period.

The prohibition described in this Part V shall not apply with respect to a public offering of Company securities specifically authorized by the Company’s board of directors or duly authorized board committee.

See Part VII below for the principles applicable to transactions under Rule 10b5-1 plans.

VI.Pre-Clearance of Securities Transactions

To provide assistance in preventing inadvertent violations of the law (which could result for example, from failure by directors and officers subject to reporting obligations under Section 16 of the Exchange Act) and avoiding even the appearance of an improper transaction (which could result, for example, where an officer engages in a trade while unaware of a pending major development), we are implementing the following procedure:

All transactions in securities of the Company by the following persons and their Related Parties must be pre-cleared with the Pre-Clearance Officer:

●	directors and their secretaries and other assistants;
●	executive officers, any other officer who has an obligation to file reports under Section 16 of the Exchange Act, and their secretaries and other assistants; and
●	any other person designated by the Pre-Clearance Officer.

Persons subject to these restrictions should contact the Pre-Clearance Officer at least two business days (or such shorter period as the Pre-Clearance Officer may determine) in advance and may not effect any transaction subject to the pre-clearance request unless given clearance to do so, which clearance, if granted, will be valid only for three business days following the approval date. If a transaction for which clearance has been granted is not effected (i.e., the trade is not placed) within such three business day period, the transaction must again be pre-cleared.

To the extent that a material event or development affecting the Company remains nonpublic, persons subject to pre-clearance will not be given permission to effect transactions in securities of the Company. Such persons may not be informed of the reason why they may not trade. Any person that is made aware of the reason for an event-specific prohibition on trading should in no event disclose the reason for the prohibition to third parties and should avoid disclosing the existence of the prohibition, if possible. Caution should be exercised when telling a broker or other person who suggested a trade that the trade cannot be effected at the time.

In connection with the Company’s (i) adoption of, amendment to or termination of an authorized stock repurchase program, (ii) adoption, modification or termination of a Rule 10b5-1 trading plan, or (iii) trading instructions to a broker to transact in the Company’s securities (pursuant to a plan or otherwise), the Pre-Clearance Officer will consider whether to close a trading window period for one or more persons on a facts-and-circumstances basis, including evaluating the general considerations utilized for any potential material non-public information. Particular to these matters, the Pre-Clearance Officer will consider, among other things, the public information available regarding the Company’s repurchase program, the current and recent historical trading volumes of the Company’s common stock, the potential size and timing of the Company’s repurchases and the potential size and timing of the applicable person’s transactions.

Note that the pre-clearance procedures may delay the disposition of any security after it is purchased.

See Part VII below for the principles applicable to transactions under Rule 10b5-1 plans.

VII. Rule 10b5-1 Plans for Insiders

The SEC has adopted a safe harbor rule, Rule 10b5-1, which provides an affirmative defense against insider trading liability for trades that are effected pursuant to a pre-arranged trading plan that meets specified regulatory conditions. The trading plan must be properly documented and all of the procedural conditions of such Rule must be satisfied.

A Rule 10b5-1 plan allows transactions for the account of an insider to occur during blackout periods or while the insider has material nonpublic information. A Rule 10b5-1 plan must (i) be entered into during a period in which the applicable person was permitted to purchase or sell Company stock under the terms of this Policy and at a time when such person is not aware of any material non-public information, (ii) either specify the amount, pricing and/or timing of the transactions in advance or, to the extent not so specified in advance, delegate discretion for one or more of such matters to a third party who does not possess any material non-public information about the Company, (iii) include the applicable minimum cooling-off period (the time between when the plan is entered into and when trading may commence under the plan, (iv) include required representations of directors and officers, and (v) comply with the prohibitions on multiple overlapping plans and limitations on single-trade plans. The plan also must be entered into in good faith, and the person who entered into the plan must act in good faith with respect to such plan. Once the plan is adopted, the person must not exercise any influence over such trade instructions. Note that a modification in the amount, price or timing of a trade is considered a termination of a plan and entry into a new plan that must comply with the applicable requirements, including a new cooling-off period. After adopting a valid Rule 10b5-1 plan, the insider will have an affirmative defense that a sale under the plan was not made “on the basis of” material nonpublic information.

The Company will treat the adoption, modification or termination of a pre-planned trading program or arrangement established to meet the requirements of Rule 10b5-1 as a transaction subject to the blackout period rules set forth in Part V of this Policy. Transactions effected pursuant to a properly established Rule 10b5-1 plan however will not be subject to the blackout periods under Part V of this Policy.

The Company will treat the adoption, modification or termination of a pre-planned trading program or arrangement established to meet the requirements of Rule 10b5-1 as a transaction subject to pre-clearance under Part VI of this Policy at the time the plan is adopted, modified or terminated. Persons subject to the pre-clearance policy must submit a request in writing for pre-clearance of such person’s proposed plan or arrangement to the Pre-Clearance Officer at least five trading days (or such shorter period approved by the Pre-Clearance Officer) in advance of the anticipated establishment of such plan or arrangement. The Company reserves the right to withhold pre-clearance of any plan the Company determines is not consistent with the requirements of Rule 10b5-1 or this Policy. The Company also may require that any Rule 10b5-1 trading plan be made with a specific broker-dealer and using a plan document pre-approved by the Company (subject to specific trading instructions provided by the person in accordance with the Rule).

Even though each transaction effected under a Rule 10b5-1 plan does not need to be pre-cleared, it nonetheless must be made in accordance with Rule 144 (or other permitted securities exemption) and may be required to be reported on a Form 4 under Section 16 of the Exchange Act.

VIII. Other Filings

In addition to the limitations on trading contained in this Policy, directors and officers of the Company and beneficial owners of more than 10% of the Company’s common stock are also subject to certain reporting requirements under Section 16 of the Exchange Act. In addition, any person who beneficially owns 5% or more of the Company’s common stock is subject to certain reporting requirements under Section 13(d) of the Exchange Act. You should contact the Pre-Clearance Officer if you need further information with respect to these reporting obligations.

IX.The Consequences

The SEC and the stock exchanges are extremely effective in detecting insider trading. The SEC and the U.S. Department of Justice have prosecuted cases involving trading or tipping by employees at all levels of a business, trading or tipping by family members and friends, trading involving offshore accounts and trading involving only a small amount of stock. The consequences of insider trading violations can be severe:

For individuals who trade on inside information (or tip information to others):

●	civil penalties of up to three times the profit gained or loss avoided;
●	criminal fines (no matter how small the profit); and
●	jail terms.

For a company (as well as possibly any supervisory person) that fails to take appropriate steps to prevent illegal trading, the same potential civil penalties apply and criminal penalties can be as high as $25 million.

Moreover, if any employee violates this Policy, Company-imposed sanctions, including dismissal for misconduct or cause, could result. Needless to say, any of the above consequences, even an investigation by the SEC that does not result in prosecution, can tarnish the reputation of the Company, its management and the person involved, and irreparably damage a career.

X.Assistance

Any person who has any questions about this Policy or about specific transactions may contact the Pre-Clearance Officer. Remember, however, that the ultimate responsibility for adhering to this Policy and avoiding improper transactions rests with you. In this regard, it is imperative that you use your best judgment and to ask before acting if you are unsure.